SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549


                          SCHEDULE 13D
                        Amendment No. 17

           Under the Securities Exchange Act of 1934

             Decade Companies Income Properties -
                     a Limited Partnership
                        (Name of Issuer)

                 Limited Partnership Interests
                 (Title of Class of Securities)

                               None
                         (CUSIP Number)


                     Jeffrey L. Keierleber
                      c/o Decade Companies
                           Suite 100
                   N19 W24130 Riverwood Drive
                   Waukesha, Wisconsin 53188
                          262-522-8990
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        With a copy to:
                    Walter J. Skipper, Esq.
                      Quarles & Brady LLP
                   411 East Wisconsin Avenue
                  Milwaukee, Wisconsin  53202
                         (414) 277-5000

                       September 2, 2003

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                           SCHEDULE 13D


     1).  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Jeffrey L. Keierleber

     2).  Check the Appropriate Box if a Member of a Group
                         (a)  [X]  (b)  [ ]

     3).  SEC Use Only

     4).  Source of funds
          PF

     5).  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)               [ ]

     6).  Citizenship or Place of Organization
          United States

Number of Shares Beneficially Owned by Each Reporting Person With:


               7).  Sole Voting Power
                    8,214.04

     8).  Shared Voting Power
                    -0-

               9).  Sole Dispositive Power
                    8,214.04

     10).    Shared Dispositive Power
                    -0-

     11). Aggregate Amount Beneficially Owned by Each Reporting Person 8,222.04 (includes 8 interests owned by Decade Properties, Inc.)

     12). Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

     13). Percent of Class Represented by Amount in Row (11)
          80.9%

     14). Type of Reporting Person
          IN


			   SCHEDULE 13D

     1).  Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Decade Properties, Inc.

     39-1375152

     2).  Check the Appropriate Box if a Member of a Group
                         (a)  [X]  (b)  [ ]

     3).  SEC Use Only

     4).  Source of funds
          WC

     5).  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)     [  ]

     6).  Citizenship or Place of Organization
          Wisconsin

          Number of Shares Beneficially Owned by Each Reporting Person With:

               7).  Sole Voting Power
                     8

     8).  Shared Voting Power
                    -0-

     9).  Sole Dispositive Power
                    8

     10).    Shared Dispositive Power
                     -0-

     11). Aggregate Amount Beneficially Owned by Each Reporting Person
           8   (Does not include interests held directly by Jeffrey Keierleber)

     12). Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares
          [  ]

13). Percent of Class Represented by Amount in Row (11)
        0.1%   (Does not include interests held directly by Jeffrey Keierleber)

     14). Type of Reporting Person
          CO

ITEM 1.  SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

                    Decade Companies Income Properties -
                    A Limited Partnership ("DCIP")
                    c/o Decade Companies
                    N19 W24130 Riverwood Drive, Suite 100
                    Waukesha, Wisconsin 53188

Title of Security to which this statement relates:

                    Limited Partnership Interests ("Interests")

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c). This Amendment No. 17 to Schedule 13D is filed jointly on behalf of Jeffrey L. Keierleber, an individual with a business office at N19 W24130 Riverwood Drive, Suite 100, Waukesha, Wisconsin 53188-1131, and Decade Properties, Inc., a Wisconsin corporation, with offices at N19 W24130 Riverwood Drive, Suite 100, Waukesha, Wisconsin 53188-1131 with a principal business of managing real property. Mr. Keierleber is the president, sole director, and sole shareholder of Decade Properties, Inc., and the individual general partner of Decade Companies, and is principally employed as the president of Decade Properties, Inc. and general partner of numerous partnerships affiliated with or sponsored by Decade Companies, including DCIP.

(d) and (e). During the last five years Mr. Keierleber and to the knowledge of Decade Properties, Inc., any of Decade Properties, Inc.s officers and directors have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  Mr. Keierleber is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

For transactions executed on or sixty days before September 2, 2003, and any transactions thereafter, the total purchase price of Interests by Mr. Keierleber was $1,390,227.93, which was paid from personal funds (as set forth in the Schedule below).

Purchases on or 60 Days Before September 2, 2003  and Any Purchases Thereafter

              		Number of
 Owner                  Date    Interests    Purchase price         Total Paid

Jeffrey Keierleber  09/02/03   1,485.333    $910.00 per Interest  $1,351,653.03


Jeffrey Keierleber  09/05/03      42.390    $910.00 per Interest  $   38,574.90


Total                          1,527.723                          $1,390,227.93


ITEM 4.  PURPOSE OF THE TRANSACTION.

On July 15, 2003, Mr. Keierleber and Decade Companies Income Properties, severally and not jointly, initiated a tender offer (the "Offer") to purchase up to 3,500 Interests at $910 per Interest, on the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Acceptance.
The Offer expired at 12:00 Midnight, Central Time, on August 29, 2003. Pursuant to the Offer, Mr. Keierleber accepted an aggregate of 1,485.333 Interests at a price of $910.00 per Interest, net to the selling Limited Partners in cash, for an aggregate of $1,351,653.03. Subsequent to the Offer, Mr. Keierleber purchased 42.390 Interests at a price of $910.00 per Interest, net to the selling Limited Partner in cash, for an aggregate of $38,574.90.

A purpose of and as a result of the Offer, the Interests were held by less than 300 persons and became eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act of 1934.  A Form 15 was filed on
September 3, 2003.

Except as noted above, no other material changes in the issuer's assets, business or structure are contemplated by Mr. Keierleber or Decade Properties, Inc. and no transactions of the type in Items (a)-(h) and (j) are contemplated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Following his purchase of Interests, Mr. Keierleber beneficially owns, and has the sole power to vote and dispose of, 8,222.04 Interests (or approximately 80.9% of the outstanding Interests) (such total includes eight Interests held by Decade Properties, Inc.)

(c). The table in Item 3 sets forth all transactions by Mr. Keierleber or Decade Properties, Inc. with respect to the Interests during the 60 days preceding September 2, 2003, and any transactions thereafter, and is incorporated herein by reference. All purchases were effected pursuant to the Offer or by request from limited partners who tendered their Interests after the August 29, 2003 expiration date.

(d). Decade Properties, Inc., a joint filer, holds, directly and indirectly, eight Interests.

(e).  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Mr. Keierleber and Decade Properties, Inc., there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting persons and between any of the reporting persons and any other person with respect to any securities of DCIP, including but not limited to, transfer or voting of any of the securities of DCIP, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency other than standard default and similar provisions contained in loan agreements, the occurrence of which would give another person voting power over the securities of DCIP.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1 Offer to Purchase by Decade Companies Income Properties and Jeffrey L. Keierleber to purchase Interests, dated July 15, 2003
(Exhibit (a)(1)(A) to Schedule TO of Decade Companies Income Properties, dated July 15, 2003, is incorporated herein by reference).

Exhibit 7.2 Form of Letter of Acceptance (Exhibit (a)(1)(B) to Schedule TO of Decade Companies Income Properties, dated July 15, 2003, is incorporated herein by reference).

Exhibit 7.3 Form of Cover Letter to Limited Partners (Exhibit (a)(1)(C) to Schedule TO of Decade Companies Income Properties, dated July 15, 2003, is incorporated herein by reference).

Exhibit 7.4    Agreement of Joint Filing, (previously filed).

Exhibit 7.5 Form 15, dated September 3, 2003, was previously filed and is incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              DECADE PROPERTIES, INC.

                              By: /s/ Jeffrey L. Keierleber
                                   Jeffrey L. Keierleber, President

                              JEFFREY L. KEIERLEBER
                               /s/ Jeffrey L. Keierleber

September 9, 2003.